

Mail Stop 4561

November 15, 2017

Alex Rodriguez
Chief Executive Officer
The Chron Organization, Inc.
5851 Legacy Circle, Suite 600
Plano, TX 75024

> **Re:** **The Chron Organization, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2017**
> **File No. 333-221430**

Dear Mr. Rodriguez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
        Legal & Compliance, LLC